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SECURIT   04015083   .ISSION

wasnington, D.C. 20549

RECEIVED
MAR 1 2004
158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___12/31/03___
                     MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C & C TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3030
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Burroughs	**(312) 986-9986**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    [x] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).

C & C TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2003
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Michael Burroughs**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **C&C Trading, Inc.** as of **December 31, 2003** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

None
_____



Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

_20th_ day of _February_ , 2004

OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/30/04

Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
C & C Trading, Inc.

We have audited the accompanying statement of financial condition of C & C Trading, Inc. as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of C & C Trading, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Chicago, Illinois
February 16, 2004

C & C TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

ASSETS

Cash	$	3,428
Securities owned, at market value		601,264
Receivables from brokers and dealers		182,566
Other receivables		63,453
Exchange memberships, at cost (market value $120,000)		172,000
	$	1,022,711

SHAREHOLDERS' EQUITY

Shareholders' Equity

Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	$	100
Additional paid-in capital		1,572,338
Accumulated deficit		(549,727)
	$	1,022,711

See accompanying notes.

C & C TRADING, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

1. **Organization and Business**

   C & C Trading, Inc., (the "Company") was incorporated in the State of Illinois on August 21, 1992 as C & A Trading, Inc. The Company changed its name on March 2, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company engages in the proprietary trading of exchange-traded equity securities and equity options contracts.

2. **Summary of Significant Accounting Policies**

   A summary of the significant accounting policies which have been followed in preparing the accompanying statement of financial condition is set forth below:

   Revenue Recognition
   Securities transactions and related income and expenses are recorded on the settlement date. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the financial position at December 31, 2003, nor material to the results of operations for the year then ended.

   Income Taxes
   For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Therefore, no federal income tax is provided for in the Company's financial statements.

   Use of Estimates
   The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. **Fair Value of Financial Instruments**

   Securities owned and used for trading purposes are recorded in the statement of financial condition at market value. As the Company operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

4.   **Off-Balance Sheet Risk and Concentrations of Credit Risk**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include options on corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers on domestic securities exchanges. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

At December 31, 2003, a significant credit concentration consisted of approximately $780,000, representing the market value of the Company's trading accounts carried by the clearing broker, First Options of Chicago, Inc. Management does not consider any credit risk associated with this receivable to be significant.

5.   **Minimum Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c) 3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3% of "aggregate indebtedness".

At December 31, 2003, the Company had net capital and net capital requirements of $664,496 and $100,000, respectively.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	C & C TRADING, INC.	as of __December 31, 2003__

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)	$ 1,022,711	[3480]
2.	Deduct Ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital	$ 1,022,711	[3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital............		[3520]
	B. Other (deductions) or allowable credits (Allowable amount of deferred tax liability)............................		[3525]
5.	Total capital and allowable subordinated liabilities	$ 1,022,711	[3530]
6.	Deductions and/or charges:		

	A. Total non-allowable assets from Statement of Financial Condition (see below).	$ 235,453	[3540]	
	1. Additional charges for customers' and non-customers' security accounts...		[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]	
	B. Aged fail-to-deliver		[3570]	
	1. Number of items ....[3450]			
	C. Aged short security differences-less reserved of ....[3460]		[3580]	
	1. Number of items..[3470]			
	D. Secured demand note deficiency		[3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]	
	F. Other deductions and/or charges		[3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]	
	H. Total deduction and/or charges.		$ (235,453)	[3620]
7.	Other additions and/or allowable credits (List)...			[3630]
8.	Net Capital before haircuts on securities positions		$ 787,258	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and Investment securities...			
	1. Bankers' acceptances, certificates of deposit and commercial paper....		[3680]	
	2. U.S. and Canadian government obligations		[3690]	
	3. State and municipal government obligations		[3700]	
	4. Corporate obligations		[3710]	
	5. Stocks and warrants		[3720]	
	6. Options		[3730]	
	7. Arbitrage		[3732]	
	8. Other securities	$ 90,190	[3734]	
	D. Undue concentration	32,572	[3650]	
	E. Other (list)		[3736]	$ (122,762) [3710]
10.	Net Capital		$ 664,496	[3750]

OMIT PENNIES

Non-Allowable Assets (Line 6.A.):

Other receivables	$	63,453
Exchange memberships		172,000
	$	235,453

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER:	**C & C TRADING, INC.**	as of <u>December 31, 2003</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	-	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	564,496	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	664,496	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	-	[3790]
17.	Add:			
	A. Drafts for immediate credit..		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts (List)		[3820]	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).	$	-	[3838]
19.	Total aggregate indebtedness			[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19 - by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits...		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).....................................		[3880]
24.	Net capital requirement (greater of line 22 or 23)...		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 – by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 - by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of:		
	A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)..............		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

C & C TRADING, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER TO RULE 15c 3-3
as of December 31, 2003

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

C & C TRADING, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2003

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2003 and does not have any PAIB accounts.

C & C TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3
as of December 31, 2003

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Shareholders of
C & C Trading, Inc.

In planning and performing our audit of the statement of financial condition of C & C Trading, Inc. (the "Company") as of December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 16, 2004